Step-out drilling extends high-grade mineralization at Fortuna Silver’s Trinidad North discovery

November 25, 2013: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce assay results for the initial step-out drilling of the Trinidad North discovery located adjacent to the San Jose Mine in Oaxaca, Mexico.  Three drill holes have been completed to-date with assay results currently being available for the first two drill holes, representing step-outs of approximately 80 and 150 meters from prior drill holes.

Highlights of Step-out Drilling

Hole_Id	From (m)	To (m)	Interval (m)	ETW* (m)	Ag (g/t)	Au (g/t)	Ag Eq** (g/t)
SJOM-329	271.60	273.45	1.85	1.0	1509	7.77	1924
	305.50	314.50	9.00	5.3	904	8.60	1363
	329.15	342.10	12.95	7.5	402	3.42	585
SJOM-330	346.85	347.70	0.85	0.4	500	3.46	685
	386.70	396.00	9.30	4.4	288	1.76	382
	402.80	411.50	8.70	4.1	347	2.48	479

* ETW = estimated true width

**Ag Eq values calculated at Au:Ag ratio of 53.37 based on metal prices as of Dec. 31, 2012 (Au: US$1572.19; Ag: US$29.46) and metallurgical recoveries of 89 percent for both Au and Ag

Step-out drilling of the Trinidad North discovery was initiated in late September following the completion of underground access and drill stations at the 1300 meter level with two drill rigs currently exploring the extension of the mineralized shoot to the north and to depth.

Dr. Thomas I. Vehrs, Vice President of Exploration, commented: “The results of the initial step-out drilling at Trinidad North confirm the extension of a robust mineralized system to the north.  The mineralized zones are characterized by strong development of hydrothermal breccias and quartz vein stockworks containing high-grade gold-silver mineralization.  The system remains open to the north and to depth and we eagerly look forward to the results of this exciting program.  With two drill rigs now operating, we anticipate being able to complete 8 drill holes by the end of 2013 with results being available by mid-January.  This drilling will provide an initial indication of the resource potential of a 200 meter extension of the Trinidad North zone as well as testing the potential for mineralization to depths below the 900 meter level.  Drilling planned for 2014 will test a further 300 meter extension of the structure for a total of 500 meters from the northern limit of existing Inferred Resources.”

Trinidad North Discovery

A maiden resource estimate for the Trinidad North discovery was announced by Fortuna in October 2013.  At a 70 g/t Ag Eq cutoff, Inferred Resources at Trinidad North are estimated at 1.9 Mt averaging 269 g/t Ag and 1.67 g/t Au, containing 16.3 Moz Ag and 100.8 koz Au.  Resource estimates at higher cutoff grades were also presented and the reader is referred to the Oct. 17, 2013 news release for additional information.

Longitudinal sections for the Bonanza and Trinidad veins showing the location of the new drill hole results relative to the Trinidad North maiden resource area are available at the following link:  http://www.fortunasilver.com/i/maps/sanjose/SanJoseLS_19Nov2013.pdf.

San Jose Mine, Mexico

The expansion of the San Jose Mine’s processing plant capacity to 1,800 tpd was successfully completed and commissioned in September of this year on-time and on-budget.  The mine is on schedule to meet its annual production guidance of 2.4 million ounces of silver and projects to be 10 to 12 percent below guidance of 20,900 ounces of gold for 2013.

Quality Assurance & Quality Control

Following detailed geological and geotechnical logging, drill core samples are split on-site by diamond sawing.  One-half of the core is submitted to the ALS Chemex Laboratory in Guadalajara, Mexico.  The remaining half core is retained on-site for verification and reference purposes.  Following preparation, the samples are assayed for gold and silver by standard fire assay methods and for silver and base metals by ICP and atomic absorption methods utilizing aqua regia digestion.  The QA-QC program includes the blind insertion of certified reference standards and assay blanks at a frequency of approximately 1 per 15 normal samples as well as the inclusion of duplicate samples for verification of sampling and assay precision levels.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver-, gold- and base metal-producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as "anticipates", "believes", "plans", "estimates", "expects", "forecasts", "targets", "intends", "advance", "projects", "calculates" and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna's future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna's mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.